SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: June 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                     No     X

Attached:

-	Adecco appoints new Head of Investor Relations

Press Release

Adecco appoints new Head of Investor Relations

Chéserex, Switzerland – June 23, 2005: The Adecco Group, the world leader in Human Resource services, announced today the appointment of the Group’s new Head of Investor Relations, Nicole Burth Tschudi (33).

Nicole will be responsible for communication to the financial markets and competitive analysis. She will report to the Group’s CFO Jim Fredholm. Nicole has a Master’s degree in Economics from the University of Zurich and holds the Chartered Financial Analyst designation. Before joining Adecco, Nicole worked as a financial analyst for Lombard Odier Darier Hentsch, Deutsche Bank and UBS. As part of her past role, she closely followed the business services sector.

Nicole is a Swiss national and is based at Adecco’s global headquarters in Zurich, Switzerland. Mark Eaton, the former Head of Investor Relations, will maintain his position as Head of Global Mergers & Acquisitions, and combine this role with responsibility for the Group Treasury function, reporting to the Group CFO. Group Treasurer Jörg Salmini will report to Mark.

Investor Relations can be reached at Tel. +41 44 878 89 25 or through investor.relations@adecco.com

A portrait of Nicole Burth Tschudi can be downloaded from the press office photo library at www.adecco.com

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

For further information please contact:

Adecco Corporate Press Office

Press.office@adecco.com, Axel J. Schafmeister, Tel. +41 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 23 June 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 23 June 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary